EXHIBIT 99.1

News Release

Stantec Signs Agreement to Sell MWH Constructors

Divestiture of water and wastewater constructors restores Stantec to core consulting business

EDMONTON, AB; NEW YORK, NY (October 18, 2018) TSX, NYSE:STN

Global design firm Stantec today announced it has signed an agreement for the sale of its construction division, MWH Constructors, to funds managed by Oaktree Capital Management, L.P (“Oaktree”). The sale of MWH Constructors is inclusive of MWH Constructors’ UK and US divisions and Slayden Constructors, Inc. MWH Constructors joined Stantec through the MWH acquisition in 2016. Subject to customary conditions, the sale is anticipated to close in the fourth quarter of 2018.

The divestiture concludes the strategic review of construction services Stantec announced in April 2018. The strategic review set out to determine an option that would optimize the value of MWH Constructors and provide the best prospects for employees, clients, and shareholders.

“MWH Constructors has growth opportunities in the United Kingdom and the United States, and we believe this divestiture will better allow them to invest in and pursue growth while continuing to serve their clients,” says Gord Johnston, Stantec president and chief executive officer.

“We are excited to join Oaktree’s construction portfolio focused on project delivery,” says Blair Lavoie, president of MWH Constructors and chief of global operations. “This is a positive step in the evolution of our company, and we look forward to having a partner like Oaktree with strong financial resources and a desire to invest in our future as we continue to be the leading global project delivery company in the water sector. In the US, we will stay with our great brands of Slayden and MWH Constructors, and in the UK, we will return to MWH Treatment.”

MWH Constructors provides a full range of high-value design, start-to-finish preconstruction, construction, construction management, and start-up and commissioning services, primarily for the water and wastewater markets in the United States and the United Kingdom. MWH Constructors ranks number one with Engineering News-Record as Top International Contractors for wastewater treatment and number three for sewer and solid waste.

With the pending divestiture of MWH Constructors and the 2017 divestiture of Innovyze, Stantec will continue to focus on its core consulting services business globally. Stantec has announced eight strategic acquisitions so far in 2018 and is, for the second consecutive year, ranked No.10 on the Engineering News-Record Top 150 Global Design Firms list.

Perella Weinberg Partners L.P. served as exclusive financial advisor, and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as legal advisor to Stantec on the transaction.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the transaction described above, including statements regarding the anticipated closing date, future growth opportunities for MWH Constructors, and Stantec’s strategic outlook. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Danny Craig	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: 949-923-6085	Ph: 780-969-2018
danny.craig@stantec.com	cora.klein@stantec.com

Design with community in mind